

March 30, 2012

<u>Via E-mail</u>
Mr. Timothy J. Donahue
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

> **Re:** **Crown Holdings, Inc.**
> **Form 10-K**
> **Filed February 29, 2012**
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 31

Results of Operations, page 31

1. In comment 3 from our letter dated May 24, 2011, we requested that you improve upon your discussion and analysis of your operating results at the consolidated and segment levels so that readers have sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In your response letter dated June 8, 2011, you agreed to include appropriate additional disclosure responsive to our comments in future quarterly and annual filings. We continue to believe that significant revisions are necessary to your discussion of segment income to provide readers with meaningful information that will enhance your overall financial disclosures and provide an informative narrative explanation of your key performance measure. Specifically, please provide a more comprehensive analysis of each of the

material factors listed as impacting segment income, that is, gross profit and selling and administrative expenses, so that you sufficiently explain why each factor has occurred and is impacting the specific line item in the specific manner. To provide readers with a sufficient understanding of the factors impacting your operations, you may need to discuss the product lines and/or geographic areas that underlie each of your reportable segments. Please provide us with your intended disclosure.

2. Please ensure your expanded discussion and analysis addresses potential effects on your future operations from known events and trends, including quantified information when useful and material. For example, such disclosure should include a quantified discussion of the potential impact of any recent changes in raw materials prices that are expected to have a material effect on your operations in the near term. As another example, you may need to include discussion of the flooding at your beverage can plant north of Bangkok, with details on the level of production of this plant prior to the flooding and the impact of the shut down on your operations.

Provision for Restructuring, page 36

3. You state you recorded a charge of $45 million to reduce manufacturing capacity and headcount throughout your Western European operations, primarily in your European Aerosol can business, and that you expect that these actions may result in annual pre-tax savings of $27 million when fully implemented in 2013. We also note your disclosure on page 69 that you expect these actions to be completed in 2013 at a total cost of $53 million. Please address the following in your response letter:
   - It appears that $41 million of the $45 million annual charge for this business/segment was recorded in the fourth quarter of 2011. It appears that the entire $9 million annual restructuring charge to European Food was also recorded only in the fourth quarter of 2011. Please revise future filings to address the timing of these charges.
   - Explain to us and revise future filings to discuss why the timing of the charges was considered appropriate. For the European Aerosol can business, we note that the remaining $4 million was charged in the first quarter of 2011.
   - In the June 30, 2011 and September 30, 2011 Forms 10-Q, you stated that you expected the Western European/European Aerosol/Other Europe restructuring to be completed in 2011 at a total cost of only $4 million. Please provide to us a timeline of events that occurred throughout 2011 that would help to reconcile between the disclosed amounts ($4 million versus $53 million) and expected completion dates (2011 versus 2013).
   - You also state on page 69 that you initiated the Western European/European Aerosol/Other Europe and European Food restructurings in 2009. Explain to us and revise future filings to disclose why no charges were warranted in either area during 2010.

<u>Liquidity, page 38</u>

4. We note from the risk factor on page 16 and the table on page 82 that you contributed
    $404 million to your pension plans in 2011, compared to $79 million, $74 million, $71
    million and $65 million, respectively, in each of the last four years. We also note that the
    pension contribution had a material impact on your operating cash flows for 2011.
    Finally, we note that you disclosed in your 2010 Form 10-K that you expected to
    contribute $65 million for your funded plans. Based on the current disclosure, it is not
    clear why the 2011 contribution was so large. Therefore, please provide an explanation
    in your response and revise future filings accordingly. In your response, also address the
    reasons for your estimated contribution amounts for the next five years also as disclosed
    on page 16.

<u>K. Provision for Asbestos, page 64</u>

5. You present on page 65 "Asbestos-related payments" and "Settled claims payments" and
    state that these were the approximate cash payments during the last three years. Please
    confirm to us and revise future filings to clarify, if true, that the amount for "Settled
    claims payments" are included in the amount for "Asbestos-related payments." If so,
    revise future filings to disclose the nature of the additional balance included in the
    asbestos-related amount.

<u>Y. Condensed Combining Financial Statements, page 94</u>

6. We note the several senior notes that are fully and unconditionally guaranteed by either
    the parent or certain subsidiaries, or a combination of both. Please tell us and revise
    future filings to describe any non-customary conditions under which the guarantors
    would be released from such guarantees.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief